November 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Bradley Ecker

Re:	Arrival
Acceleration Request for Registration Statement on Form F-1
Originally Filed November 17, 2021
CIK: 0001835059

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus dated November 17, 2021 through the date hereof.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on November 18, 2021 or as soon thereafter as practicable, unless Arrival or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective at some other time.

[signature page follows]

Very truly yours,

GOLDMAN SACHS INTERNATIONAL
J.P. MORGAN SECURITIES LLC
BARCLAYS CAPITAL INC
COWEN AND COMPANY, LLC
For themselves and as representatives
of the syndicate of underwriters for the offering

By GOLDMAN SACHS INTERNATIONAL

By:	/s/ John Wilkinson
John Wilkinson
Authorized Representative

By J.P. MORGAN SECURITIES LLC

By:	/s/ Manoj Vemula
Manoj Vemula
Authorized Representative

By BARCLAYS CAPITAL INC

By:	/s/ Victoria Hale
Victoria Hale
Authorized Representative

By COWEN AND COMPANY, LLC

By:	/s/ Christopher Weeks
Christopher Weeks
Authorized Representative

[Signature Page to Acceleration Request of the Underwriters]